Exhibit 21

El Paso Pipeline Partners, L.P.
Ownership List as of December 31, 2012

Company Name	Jurisdiction of Incorporation	% Held
El Paso Pipeline Partners, L.P.
El Paso Pipeline Partners Operating Company, L.L.C	Delaware	100
Elba Express Company, L.L.C.	Delaware	100
Colorado Interstate Gas Company, L.L.C.	Delaware	100
Colorado Interstate Issuing Corporation	Delaware	100
WYCO Development LLC	Colorado	50
Southern Natural Gas Company, L. L.C.	Delaware	100
Bear Creek Storage Company, L.L.C.	Louisiana	50
Southern Natural Issuing Corporation	Delaware	100
Southern LNG Company, L.L.C.	Delaware	100
Wyoming Interstate Company, L.L.C.	Delaware	100
Cheyenne Plains Investment Company L.L.C	Delaware	100
Cheyenne Plains Gas Pipeline Company L.L.C	Delaware	100
Southern Liquefaction Company, LLC	Delaware	100